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July 20, 2005



Brian R. Cascio, Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


Dear Mr. Cascio:

The following are our responses to your comments contained in your letter dated July 8, 2005:

QUESTION 1
PLEASE TELL US HOW YOU RECORDED THE $1.9 MILLION LITIGATION SETTLEMENT. WE SEE $0.2 MILLION HAS BEEN RECORDED AS LEGAL SETTLEMENT INCOME IN 2003. PLEASE CLARIFY THE ACCOUNTING FOR THE BALANCE OF THE AMOUNT. IN ADDITION, TELL US WHETHER YOU CONSIDERED THIS SETTLEMENT IN YOUR ACCOUNTING FOR THE SALE OF YOUR DISCONTINUED OPERATIONS.

In 2003, we recorded a receivable of $1,871,945 from Endocare as a result of the favorable judgment from our lawsuit against Endocare. We credited "Other Comprehensive Loss" by $1,434,263 to reverse the previous entry made in 2002 which was made when the value of the Endocare shares was determined to be $0. We recorded Interest Income in the amount of $128,202 based on a 6.25% interest rate. In addition, we credited "Legal Fees" in the amount of $94,808 and a Gain on Endocare Settlement in the amount of $214,672. The entry in 2003 was as follows:

db                A/R - Endocare Settlement                   $1,871,945
         cr           Acc Other Comp Loss                          1,434,263
         cr           Interest Income                                128,202
         cr           Legal Fees                                      94,808
         cr           Gain on Endocare Settlement                    214,672

Upon receipt of the settlement funds in 2004, our entry was:

db                Cash Account                                 $1,887,474
         cr           Interest Income                                  15,529
         cr           A/R - Endocare Settlement                     1,871,945

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QUESTION 2
WE READ THAT IN NOTE 5 YOU ACCOUNT FOR YOUR SHARES OF ENDOCARE AS
AVAILABLE-FOR-SALE. PLEASE TELL US THE BASIS FOR THIS CLASSIFICATION, CONSIDERING THE RESTRICTIONS ON THE SHARES, THAT FACT THAT ENDOCARE WAS UNABLE TO REGISTER THE SHARES, AND SINCE YOU ARE UNABLE TO SELL THE SHARES.

We classified the shares of Endocare stock as "available-for-sale" securities in accordance with FAS No. 115. Since these shares do not meet the FAS definition of "trading securities" or "held-to-maturity securities" they then fall into the category of "available-for-sale". Based on discussions with legal counsel, we expected a decision requiring Endocare to register the shares (or pay the damages in cash) to occur in the first half of 2003. As such, the shares were treated as marketable securities.


QUESTION 3
WE READ IN NOTE 5 THAT YOU DETERMINED IN 2002 THE FAIR VALUE WAS ZERO AND RECORDED AN UNREALIZED LOSS. PLEASE TELL US WHY THIS DOES NOT REPRESENT AN OTHER-THAN-TEMPORARY DECLINE, WHICH RESULTS IN A NEW BASIS FOR THE SECURITIES.

We considered and accounted for the decline in the value of the Endocare securities in 2002 to be "temporary" rather than "other-than-temporary" after numerous discussions with legal counsel. Following the guidance of FAS No. 115 and supported by the guidance of subsequently issued EITF 03-1 we determined that the evidence indicating that the cost of the investment was recoverable within a reasonable period of time outweighed evidence to the contrary. We felt that we had a strong legal case in our suit against Endocare and that we would recover our investment in a relatively short period of time by winning our law suit against Endocare. We subsequently won the suit on October 10, 2003 and after an appeal by Endocare we settled on a full recovery on February 4, 2004.


QUESTION 4
WE SEE YOU REPORT THE RECOVERY OF UNREALIZED LOSS IN 2003. HOWEVER, THE MARKET PRICE OF ENDOCARE SHARES HAS REMAINED LOW SINCE THE FOURTH QUARTER OF 2002. TELL US HOW THERE HAS BEEN A RECOVERY OF THE PREVIOUSLY UNRECOGNIZED LOSS IN VALUE. WE READ IN NOTE 5 THAT YOU RETURNED THE SHARES, RATHER THAN SOLD THEM. PLEASE CLARIFY YOUR ACCOUNTING TREATMENT.

The recovery of the full value of the securities and the recording of the unrealized gain was based on the favorable outcome of our law suit against Endocare. See Question 3 above.

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QUESTION 5
TELL US AND CLARIFY IN FUTURE FILINGS THE AMOUNTS PAID TO RELATED PARTIES FROM THE FUNDS RECEIVED IN THE ENDOCARE SETTLEMENT. WE READ DISCLOSURES THAT YOU PAID SALARIES AND THAT YOU REPAID A NUMBER OF SHAREHOLDER NOTES PAYABLE.

From the funds received from the Endocare settlement, the Company was able to pay back accrued salaries in the amount of $132,385.50. In addition, the Company paid shareholder notes payable in the amount of $650,000 plus accrued interest of $81,597.89.


QUESTION 6
IN FUTURE FILINGS, PLEASE DISCLOSE THE COSTS AND OPERATING EXPENSES PAID TO RELATED PARTIES. WE READ IN NOTE 9 YOUR R&D IS OUTSOURCED TO YOUR CEO'S COMPANY.

We will disclose costs and operating expenses paid to related parties in future filings. R&D is outsourced to a company owned by the son of the CEO, Dr. John M Baust. Dr. John M Baust is also a former employee of the Company.


QUESTION 7
WE READ IN YOUR PRESS RELEASE OF MARCH 3, 2003 THAT YOU RECEIVED AN UP-FRONT PAYMENT FOR THE MULTI-YEAR CONTRACT FROM T-CUBED AS REVENUE. PLEASE TELL US AND DISCLOSE IN FUTURE YOUR ACCOUNTING POLICY FOR UP-FRONT PAYMENTS.

Our accounting policy for up-front payments is to record the payment as Unearned Revenue until our obligation is fulfilled with respect to the payment. Upon fulfillment of our obligation, or when we "earn" the cash received, we would record the revenue at that time and offset the Unearned Revenue.


QUESTION 8
PLEASE TELL US AND DISCLOSE IN FUTURE FILINGS MORE DETAILS OF EACH TRANSACTION INVOLVING THE ISSUANCE OF WARRANTS, INCLUDING THE METHODOLOGY AND SIGNIFICANT ASSUMPTIONS USED TO DETERMINE THE FAIR VALUE OF THE WARRANTS.

We will disclose in future filings more details of each transaction involving the issuance of warrants, including the methodology and significant assumptions used to determine the fair value of the warrants. For the Series G issuance, our methodology was as follows:

The 2003 unit offering consisted of the sale of 55.125 Units. Each Unit contains
(1) one Series G Convertible Preferred share, convertible into 312,500 shares of Common Stock, and (2) one 10-year warrant to purchase 312,500 shares of Common Stock at $0.08 per share.

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To allocate the value of the $1,378,125 of Units sold in November and December of 2003, between the warrants and the Series G Preferred stock, we performed a Black-Scholes calculation to determine the value of the warrants. We calculated this Black-Scholes value for each of the warrants issued to investors, based on the fair market value of the Company's common stock at the time of the issuance of the respective warrants ($0.11 on 11/18/03, $0.12 on 11/20/03, $0.10 on 11/24
and 11/26/03 and $0.13 on 12/18/03), an implied stock price volatility of 70% and a 4.5% risk-free rate.

We applied a preferred stock discount to the value of the fair market value
(FMV) of the Series G Preferred stock, to reflect the requirements of EITF 98-5 and EITF 00-27. For each investor, we calculated the effective conversion price (number of common shares the Series G Preferred stock is convertible into divided by the FMV of the Series G Preferred stock). The difference between this effective conversion price and the FMV of the Company's Common Stock at the time of issuance was then multiplied by the number of shares the Series G Preferred stock is convertible into. Finally, in order to remain consistent with EITD 98-5, we applied a 50% discount to the value of the preferred stock discount.


The Company acknowledges that:

   o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States


If you have any additional questions, please feel free to contact me at 607-687-4487. Thank you.



Sincerely,


Dr. John G. Baust
President and CEO